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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number: 000-21742

                        Stolt Offshore S.A.
(Translation of registrant's name into English)

c/o Stolt Offshore M.S. Ltd.
Dolphin House
Windmill Road
Sunbury-on-Thames
Middlesex, TW16 7HT, England
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                82-

        In accordance with General Instruction B, item (iii), attached herewith is the press release, dated June 2, 2003, reporting anticipated losses in fiscal 2003 and anticipated revisions to the credit facilities of Stolt Offshore S.A. (the "registrant"). The press release furnished pursuant to this Form 6-K shall be deemed to be incorporated by reference into the registrant's Registration Statements on Form F-3 (No. 333-86288) and Form S-8 (No. 333-74321, 333-09292 and 333-85168) and to be a part of such registration statements from the date of the filing thereof, to the extent not superseded by documents or reports subsequently filed.

        Certain statements contained in the press release furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STOLT OFFSHORE S.A.
Date: June 5, 2003	By:	/s/ ALAN B. WINSOR Name: Alan B. Winsor Title: Attorney-in-Fact

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SIGNATURE